April 26, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Anthony Crispino, Esq.

Re:                             Luxoft Holding, Inc
Registration Statement on Form F-1 (File No. 333-       ) Initially Confidentially Submitted on March 15, 2013 (CIK No. 0000912057)

Dear Mr. Crispino:

On behalf of our client, Luxoft Holding, Inc, a company incorporated in the British Virgin Islands (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Commission’s EDGAR system.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 12, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.                                      We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Company acknowledges the Staff’s comment and will provide the price range as soon as it is available.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company acknowledges the Staff’s comment. The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There has not been any published or distributed research reports about the Company by any broker or dealer participating in this offering in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act going forward, the Company will provide any such communications or research reports for the Staff’s review and comment.

Inside Front Cover Page, page i

3.                                      Please remove from this page the information not called for in Item 502 of Regulation S-K.  Also, you should generally avoid the use of a specialized vocabulary in your prospectus.  In this regard, please consider replacing the acronym “CEE” with a term that is more accessible to investors, such as “Central/Eastern Europe.” Refer to Rule 421(d) under the Securities Act.

Response:

The Company acknowledges the Staff’s comment and has removed the information not called for by Item 502 of Regulation S-K from the inside front cover page of the prospectus contained in the Registration Statement. The Company has moved its explanation of the CEE abbreviation to the first paragraph of the “Summary” on page 1.  The Company has moved its disclosure regarding intellectual property and the underwriter-related disclaimers to the section entitled “Industry Data and Other Information” on page 46.  With regard to the Staff’s suggestion that the term “CEE” be changed to a term such as “Central/Eastern Europe”, the Company respectfully notes that the term CEE is used by mainstream news sources such as the Wall Street Journal and Reuters. Please see for example, Sean Carney, CEE Morning Briefing: Slovenian Debt Buy Back Part of Solution, Wall St. J.,, April 17, 2013, found at

http://blogs.wsj.com/emergingeurope/2013/04/17/cee-morning-briefing-slovenian-debt-buy-back-part-of-solution/; Jan Lopatka, CEE Money — Low Czech budget deficits may just add to economic gloom, Reuters, April 5, 2013, found at http://www.reuters.com/article/2013/04/05/czech-deficits-idUSL5N0CR28R20130405. In addition, this abbreviation is commonly used in the Company’s industry and, in particular, is used by one of the Company’s primary competitors, EPAM Systems, Inc., in its periodic reports filed with the Commission. The Company believes its use of an identical term will aid investors in comparing the Company with this competitor.

Prospectus Summary, page 1

4.                                      Please disclose on the cover page that you will be a “controlled company” and provide in the summary a discussion of its ramifications for investors.  Include under the risk factors heading on page 9 of the summary the fact that IBS Group will continue to have substantial control over the company after the offering.  Finally, we note that you plan to disclose on page 9 the percentage of your outstanding ordinary shares to be beneficially owned by IBS Group following the offering.  Please also disclose the percentage of your voting power to be held by IBS Group following the offering.

Response:

In response to the Staff’s comment, the Company has revised the front cover of the prospectus contained in the Registration Statement to state that it will be a “controlled company” following the offering, as well as page 5 to discuss the ramifications for investors. Further, the Company has included on page 4 the header of the risk factor describing the fact that IBS Group will continue to have substantial control over the Company after the offering. Finally, the Company does not yet know the percentage of voting power that will be held by IBS Group following the offering, but will include appropriate disclosure once this information is determined.

5.                                      Please advise us of the basis of your belief that you are a “leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations.”

Response:

In support of the statement that the Company is a “leading provider of software development services and innovative IT solutions” the Company refers the staff to several third-party reports which refer, both directly and indirectly, to Luxoft as a leading IT provider. These reports include:

•                  Forrester Research, Inc, “Market Taxonomy: Product Development Services, Q1 2013”, February 27, 2013, in which Luxoft is included and which “highlights the offerings and vertical focus of leading providers of product development services to help buyers in their vendor selection process.” (emphasis added); and

•                  Forrester Research, Inc, “Mobile Feast Or Beggar’s Banquet?”, January 24, 2013,  which states that “Forrester interviewed the top vendors in the back-end-as-a-service (BaaS), mobile middleware, digital agency, and systems integrator spaces” (emphasis added). The Company was interviewed as part of the compilation of this report.

A copy of each of the aforementioned reports has been provided supplementally herewith. As additional support, the Company has provided supplementally herewith a list of awards and recognitions referenced in Comment 7. The awards listed include awards from internationally recognized outsourcing organizations, which provide further support for the assertion that the Company’s software and IT services are well-reviewed and widely recognized.

Finally, in support of the statement that the Company’s client base consists “primarily of large, multinational corporations” the Company submits supplementally herewith the list of its top 10 customers for the year ended March 31, 2013.  Each of these companies has more than 10,000 employees, spread across at least ten offices among several countries.  Furthermore, each of these clients had revenues in excess of $4.0 billion in during its last fiscal year(1). Approximately 80.7% of the Company’s sales of services in the year ended March 31, 2013 (based on unaudited figures) was derived from these top 10 clients.

6.                                      With respect to data attributed to a third party source, such as IDC or Forrester Research, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference.  Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

Response:

The Company has provided supplementally copies of all third-party reports cited in the Registration Statement, highlighting the relevant section of the report the Company references and cross-referencing the pages in Amendment No. 1. None of the third-party reports cited in the Registration Statement were commissioned by the Company or any other offering participants.  No report was prepared for or in connection with the offering.

(1)  All numbers for the Company’s customer, Hotwire, Inc., are based on data available for Hotwire Inc.’s parent, Expedia Inc.

7.                                      For each of the awards referenced in the prospectus, such as the award for “IT Outsourcing project of the Year” for 2012 from the European Outsourcing Association, provide us with support for each award and put the disclosure in the prospectus in context by providing information about the award process.  For example, disclose if you were independently chosen or nominated for each award or if you applied for consideration, if you paid to compete for an award, the criteria used in conferring each award, the number of companies considered for each award and the number of awards made.

Response:

The Company has provided the Staff supplementally herewith support for each of the awards referenced in the prospectus contained in the Registration Statement. The Company has also included on pages 100-101 disclosure to put into context each of the awards referenced along with a cross-reference to this disclosure in the Summary on page 1.

Implications of being an emerging growth company, page 10

8.                                      Please clarify your election under Section 107(b) of the JOBS Act.  In this regard, disclose one of the following, here and on page 76 when discussing exemptions granted to you by the JOBS Act:

•                 If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                 If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Include a similar statement in your critical accounting policy disclosures.

Response:

The Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and has disclosed its election on page 5 and page 72-73.

The Offering, page 12

9.                                      Describe the rights of your Class A and Class B shares to participate in your income and losses. Revise similar disclosures located throughout your filing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the inside prospectus cover and on page 7 and page 124 to reflect that the Company’s Class A and Class B shares will have identical dividend and liquidation rights.

Risk Factors

“Wage  inflation  in  countries  where  our  delivery  centers  are  located,”  page  22

10.                               Revise this risk factor to specify which countries are actually facing wage inflation and disclose in quantitative terms the level of inflation such countries have experienced.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to disclose the inflation (or deflation) rates in the countries in which the Company has substantial operations, as well as the level of inflation (or deflation) in each of the countries mentioned for the year ended December 31, 2012.

“ It may be difficult to enforce a U.S. or foreign judgment against us,” page 45

11.                               Please make clear whether a treaty or reciprocity exists between the United States and Ukraine.

Response:

The Company has revised the disclosure on page 40-41 with additional detail regarding the enforceability of U.S. judgments in Ukraine. Generally, Ukraine is not party to any treaty with the U.S. and therefore there are no treaties that could be relied on by a Ukrainian court to enforce a U.S. judgment. Furthermore, the principle of reciprocity is relatively new and undeveloped concept in Ukraine, and there is no official interpretation or established court practice on the application of the principle of reciprocity.

Special Note Regarding Forward-Looking Statements and Industry Data, page 50

12.                               We note the statement in this section that you have “not independently verified market and industry data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein.”  You may not include statements in the prospectus that imply that you are not assuming liability for the statistical and other industry and market data included in the document.  Please revise.

Response:

The Company has revised the disclosure on page 46 in response to the Staff’s comment.

Use of Proceeds, page 52

13.                               We note that you have not allocated any specific portion of the net proceeds for any particular purpose.  Please disclose the principal reasons for the offering.  Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

Response:

Although the Company does not have definitive plans for use of its net proceeds, the Company has expanded the disclosure on page 47 to provide more detail to investors regarding the principal reasons for the offering.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations

Overview, page 60

14.                               Please discuss in this section your plans to introduce new products for commercial resale and licensing, as discussed in the risk factors on page 20.

Response:

The Company has revised the disclosure on page 57 in response to the Staff’s comment to include additional disclosure about its plans to introduce new products for commercial resale and licensing.

Results of Operations

Factors affecting our results of operations

Tax reduction programs, page 61

15.                               Please tell us and disclose what the “social contributions tax” is, how it is assessed, its purpose and the related rates.  Similar revision should be made to Note 2. “Pension and social fund contributions” on page F-15.

Response:

The Company has revised the disclosure on page 56 and on page F-15 to explain what Russia’s “social contributions tax” is, how it is assessed, its purpose and related rates Russia’s social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and the Federal Medical Insurance Fund. Mandatory social contributions are payable by employers and are levied on (i) payments made to Russian and foreign citizens who reside in Russia permanently or temporarily (i.e., those who have residence permits or permission to temporarily reside in Russia) at general rates, and on (ii) payments made to foreign citizens who temporarily stay in Russia (e.g., based on a work visa, if required), except for payments to foreign citizens employed by Russian companies or Russian branches of foreign companies who obtained work permit as “highly qualified specialists.”

The rate schedule for contributions is as follows:

		Citizenship
		Russians and foreigners with residence permits		Foreigners temporarily staying in Russia (except for those holding a work permit as “highly qualified specialists”)
Threshold (aggregate annual compensation)		RUB	568,000	RUB	568,000
Tariff of contributions to Pension Fund	within threshold	22.0%		22.0%
	over threshold	10.0%		10.0%
Tariff of contributions to Social Security Fund	within threshold	2.9%		—
	over threshold	—		—
Tariff of contributions to Medical Fund	within threshold	5.1%		—
	over threshold	—		—
Aggregate tariff of social contributions		within threshold: 30.0% (max. RUB 170,400) plus over threshold: 10.0%		within threshold: 22.0% (max. RUB 124,960) plus over threshold: 10.0%

In addition, mandatory accident insurance contributions are payable by employers at flat rates varying from 0.2% to 8.5%  depending on the principal type of the employer’s activity.  These contributions are assessed on a gross payroll of all Russia-based employees.

Certain comprehensive income statement line items

Contract types, page 64

16.                               We note the rapid and significant conversion from time-and-materials based contracts to fixed price contracts.  Expand your narrative to discuss specific underlying reasons for these changes having taken place in such a short period of time.  Further, discuss what impact these changes have had on your revenue recognition patterns and results of operations during the periods presented.  Please consider, but do not limit your response to, the following examples in preparing your revised disclosure. For example, have there been changes in contract lengths, numbers of milestones, acceptances or a decrease in the rate at which revenue is recognized or other factors that describe the impact this change has had on your results of operations?

Response:

The Company has revised the disclosure on page 59-60 in response to the Staff’s comment to provide additional information about the drivers for fixed price contracts, the unique attributes of fixed price contracts as compared to time and materials contracts, and the result that the increase in fixed price contracts has had on the Company’s results of operations.

Liquidity and capital resources

Credit facilities and Overdraft facilities, page 72

17.                               Disclose whether the offering will impact IBS’s continued guarantees of the various credit and overdraft facilities entered into by your subsidiaries.

Response:

The Company has revised the disclosure on page 67-68 in response to the Staff’s comment. The Company confirms that the offering is not expected to impact IBS’s continued ability to guarantee the various credit and overdraft facilities entered into by the Company and its subsidiaries. Further, the Company confirms that none of the credit and overdraft agreements, or any of the related IBS guarantees, contain provisions that would be affected by the offering. To date, IBS has provided guarantees under the various credit and overdraft facilities entered into by the Company and its subsidiaries without charge.  IBS has informed the Company that, following the offering, IBS may charge the Company or its subsidiaries a fee to guarantee the obligations at prevailing market rates.

Critical Accounting Policies

Fair value of ordinary shares, page 80

18.                               Once your estimated IPO price is known and included in your registration statement, please update the tabular presentation to reflect the most recent valuation, including what consideration has been given to the valuation of the Class A shares to be offered in this transaction.  We may have further comment.

Response:

The Company and the underwriters have not yet determined the estimated IPO price range and the number of shares to be offered.  The Company will update the tabular presentation to reflect the most recent valuation, and specify the consideration given to the valuation of the Class A shares, once the estimated IPO price becomes available.

19.                               Further, when your price range is available, reconcile and explain the difference between the fair value Class A stock as of the most recent valuation date and the midpoint of your IPO offering price range for your Class A stock.

Response:

The Company acknowledges the Staff’s comment. The Company will provide the reconciliation between the fair value of Class A shares as of the most recent valuation date, and the midpoint of the IPO offering range for its Class A shares, and an explanation of the difference once the estimated IPO price range is determined.

Management

Directors, page 110

20.                               Please disclose the expiration date for each director’s current term of office and disclose whether you have service contracts with any of your directors that provide benefits upon termination of employment.  Refer to Item 4.a of Form F-1 and Items 6.C.1 and 2 of Form 20-F.  Also, provide more information about IBS Directors Limited and how it serves as a director of your company.  For example, disclose whether a legal entity can function as a director under British Virgin Islands law and address for investors the effects of having a legal entity serve as a director rather than a natural person.

Response:

The Company advises the Staff that the directors do not have enumerated expiration dates for their terms in office; rather, each of the directors serves until that director’s removal, resignation or disability or death. The Company has revised the disclosure on page 111 to specify that none of the directors are party to service contracts that provide benefits upon termination of employment.

In response to the Staff’s questions regarding IBS Directors Limited, BVI law permits an entity to serve as director of a company, and it is not uncommon for entity directors to sit on the boards of BVI companies.  Under the BVI Business Companies Act, 2004 (the “BVI Act”) a director is defined as including a “person occupying or acting in the position of director by whatever name called” and a “person” as defined in the Interpretation Act of 1985 includes “corporations.” In addition, it is clear from other provisions of the BVI Act that company directors may include corporations. For example, section 113(5)(a) of the BVI Act (appointment of directors) provides that there is a vacancy on the board “if the director dies, or in the case of a director that is not an individual, ceases to exist” (emphasis added).

In practice, there is no difference under BVI law whether the director of a BVI company is an individual or a corporation, and the BVI Act does not impose different duties on corporate and individual directors.

IBS Directors Limited is a wholly owned subsidiary of IBS Group and is represented by a natural person, which person was elected by IBS Group and acts on behalf of IBS Directors Limited in all respects. On April 24, 2013, the Company replaced IBS Directors Limited with a natural person director, Mr. Anatoly Karachinsky. The Company has updated the disclosure on page 108 accordingly.

Compensation, page 114

21.                               Please disclose the compensation paid to your directors.  Refer to Item 4.a of Form F-1 and Item 6.B of Form 20-F.

Response:

The Company has revised its disclosure on page 111 to clarify that, to date, the Company’s directors have not received compensation for their services, except for one director, who received a small number of restricted shares under the Company’s stock option plan in June 2012 in connection with his overall contributions to the Company, including as a director. The Company does reimburse reasonable and documented travel expenses to the directors attending board meetings.

In connection with the offering, the Company intends to adopt a director compensation package that may consist of options or other equity-based awards. However, the form and substance of such compensation package has not yet been determined. Once the Company determines director compensation, it will include a description of such compensation in the disclosure.

Principal and Selling Shareholders, page 119

22.                               Disclose in this section the portion of each class of your securities held in the United States.  Refer to Item 4.a of Form F-1 and Item 7.A.2 of Form 20-F.

Response:

The Company confirms that as of the date of this letter, the Company’s ordinary shares in the U.S. are held by two individuals, Glen Granovsky and Roman Trakhtenberg, who together hold 2,178 of the Company’s ordinary shares. The Company further advises the Staff that because it has not yet affected the reclassification of its ordinary shares into Class A and Class B ordinary shares it does not yet know the portion of each class of its shares that will be held by these two individuals. Once the Company has determined the extent of the reclassification, the Company will update the disclosure on page 119 to reflect this additional information.

23.                               Footnote 1 indicates that Mr. Karachinsky disclaims beneficial ownership over the shares owned by IBS Group except to the extent of his pecuniary interest.  The definition of beneficial ownership set forth in General Instruction F of Form 20-F considers voting power, dispositive power, and economic interest.  To the extent that you choose to retain the disclaimer of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Response:

The Company has revised footnote 1 on page 117 to delete the disclosure regarding the disclaimer of beneficial ownership.

Certain Relationships and Related Party Transactions, page 121

24.                               Please file as exhibits your agreements with IBS Group related to the provision or purchase of services and equipment and the guarantees and suretyships disclosed on pages 123 and 124, or advise why filing of these agreements is not required.  Also, in regard to the agreements with affiliates of your shareholder Rus Lux Limited, disclosed on page 125, please disclose the approximate dollar amount of the transactions between Luxoft and the related parties and file the agreements as exhibits.  Refer to Item 8(a) of Form F-1 and Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company has revised the disclosure on page 122 to include the approximate dollar amount of transactions with affiliates of its shareholder, Rus Lux Limited, during the nine months ended December 31, 2012, and during the year ended March 31, 2012.

The Company respectfully advises the Staff that each of the agreements with IBS Group referenced on pages 118 through 121 was entered into in the ordinary course of the Company’s business, per Item 601(b)(10)(i) of Regulation S-K. The Company routinely enters into agreements with IBS Group, including but not limited to the provision of services and equipment, guarantees and suretyships, and has been entering into such agreements since its inception. Based on the foregoing, the Company believes that its agreements with IBS Group can be said to be ones that “ordinarily accompany[y] the kind of business conducted by the registrant and its subsidiaries” under Item 601(b)(10)(ii) of Reg S-K. Per item 601(b)(10) of Reg S-K, such agreements need not be filed as exhibits.

Even if the Staff were to take the position that the Company’s agreements with IBS Group are not ordinary course agreements, the Company respectfully advises that it would not be required to file these agreements because they are not material in amount or significance. Item 601(b)(10)(ii)(A) of Regulation S-K  states that the registrant must file any contract, unless immaterial in amount and significance, to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price (emphasis added). Furthermore, Item 601(b)(1)(i) states that a material contract must be filed only if it is “to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”

The Company routinely enters into agreements with IBS Group, including but not limited to the provision of services and equipment, guarantees and suretyships. These agreements are entered into on terms that are comparable to, or more favorable than, agreements that the Company enters into with other parties. The Company enters into these agreements in the ordinary course of its business, and no individual agreement is therefore material in significance under Item 601(b)(10)(ii)(A) of Regulation S-K. Furthermore, the Company believes that only two agreements it has entered into with IBS Group are “material in significance” per Item 601(b)(10)(ii)(A) of Regulation S-K. These guarantees have been included as exhibits in the March 15, 2013 confidential submission and the subsequent confidential treatment request delivered to the Commission on March 26, 2013.

•                  Guarantee No. GU-02-048/10 between IBS Group Holding Ltd. and Amsterdam Trade Bank N.V. dated July 16, 2010 (as security for Credit Agreement No. TF-048/10 dated July 16, 2010 in the amount of USD 18 million, with a maturity date of July 16, 2013, filed as part of Exhibit 10.1.

•                  Guarantee of IBS Group, among others, under the full recourse receivables purchase agreement between Deutsche Bank AG, London Branch, and Luxoft International, dated November 28, 2012 for $15 million, field as part of Exhibit 10.7 as confidentially submitted to the Commission on March 26.

Aside from these two filed agreements, none of the agreements between the Company and IBS Group exceed $10.0 million, or approximately 3.7% of the Company’s revenues for the year ended March 31, 2012 (and approximately 3.2% of its revenues as of the year ended March 31, 2013).  The Company and IBS Group have in the past entered into agreements for more than $10 million, however none of these agreements are still active, and none had been entered into in the two years prior to filing, therefore per Item 601(b)(1)(i) they do not need to be filed.  Based on the foregoing, the Company believes that each of the individual agreements currently in force, or entered into within the last two years, between the Company and IBS Group, is immaterial in both amount and significance and therefore does not need to be filed under the rule.

Likewise, the Company believes that none of its service agreements with the affiliates of Rus Lux Limited are material in amount or significance, and that each of its service agreements have been entered into in the ordinary course of its business. The Company has entered into relatively small services agreements with ZAO VTB 24, VTB Capital, OAO VTB Bank and ZAO VTB Capital in the ordinary course of its business. The agreements are for the development, testing and modification of various VTB databases, and are similar in scope and substance to the agreements the Company typically enters into with its clients. Furthermore, VTB and its affiliates were clients of the company prior to point at which Rus Lux Limited became a shareholder of the Company, and the terms of the agreements were negotiated on an arms-length basis and do not contain provisions or terms that are more favorable than terms granted to clients of a similar size. The largest of these agreements, with OAO VTB Bank, generated just under $2.0 million in revenues for the nine months ended December 31, 2012, which constituted 0.9% of the Company’s revenues for that period. In each of the Company’s last three fiscal years, each of its agreements with affiliates of Rus Lux Limited generated less than $1 million in revenues. Given the routine nature, and relatively small monetary value of, the Company’s agreements with the affiliates of Rus Lux Limited, the Company believes that these agreements do not need to be filed as exhibits because they are immaterial in amount and significance.

Description of Authorized Shares, page 126

25.                               Please include discussion of any procedures and timelines by which your board may make calls on shareholders for outstanding taxes or fees.  Also, we note that notice of meetings may be called by not less than seven days, in writing.  Please consider disclosing whether notice may be delivered electronically or including a risk factor discussing the ability for U.S. holders to receive timely notice.

Response:

The Company has revised the disclosure on page 126-127 to include a discussion of the relevant procedures and timeline by which the Company’s board may make calls on shareholders for outstanding taxes and fees under BVI law.

The Company further advises the Staff that, in connection with the consummation of the offering,  it intends to revise the  notice procedures set forth in the Amended and Restated Memorandum of Association and Articles of Association, so that notice must be called by not less than ten days written notice. The Company further advises the Staff that notice may be delivered electronically.

Taxation, page 137

26.                               Please revise the introductory paragraphs under this heading and “United States federal income taxation” to make clear that you discuss all material tax consequences and considerations.  Additionally, to the extent practicable, please replace the term “certain” with substantive disclosure throughout your discussion of U.S. tax consequences.

Response:

The Company has revised the disclosure on page 134 in response to the Staff’s comments.

United States federal income taxation, page 137

27.                               Since you discuss the tax treatment of partnerships for U.S. federal income tax purposes on page 138, remove the bullet relating to “partnerships or other entities classified as partnerships” from the first bullet list in this section, or advise.

Response:

The Company has revised the disclosure on page 135 to remove the bullet relating to “partnerships or other entities classified as partnerships” in response to the Staff’s comment.

Enforceability of Civil Liabilities, page 158

28.                               Please obtain and file a consent from White & Case consenting to the use of its name and opinion in this section.

Response:

The Company notes the Staff’s comment. The Company respectfully advises the staff that it will file a consent from White & Case with the first public filing of the Registration Statement.

Consolidated financial statements

Consolidated balance sheets, page F-5

29.                               Tell us and disclose what amounts comprise the accrued liabilities for each reported period.  See Rule 5.02.20 of Regulation S-X.

Response:

The Company has amended the disclosure on page F-5 and on F-25 to disclose the amounts that comprise accrued liabilities for each reported period. Accrued liabilities are comprised of compensation, and other liabilities.

Notes to consolidated financial statements

Note 2. Basis of presentation and significant accounting policies

Foreign currency translation, page F-10

30.                               Please refer to the final paragraph in this section and disclose the reported values of the assets, liabilities and retained earnings impacted by each of the not fully convertible currencies identified.  Specifically describe what is meant by the statement that values used for purposes of these financial statements may not indicate what these assets and liabilities could settle for in USD.  Tell us and disclose in your MD&A what impact the lack of full convertibility has had or is reasonably likely to have on liquidity.

Response:

The Company notes the Staff’s comment. The Company respectfully believes that the restrictions described in the financial statements confidentially submitted on March 15, 2013 were not significant, as the assets and liabilities in the currencies mentioned can be converted at the stated exchange rates into U.S. dollars. Therefore, the Company has deleted the relevant paragraph from page F-11 of the financial statements, and likewise does not believe the restrictions are so significant as to require disclosure in the MD&A.

31.                               You disclose on pages 1 and 93 to 95 that you provide software development services and IT solutions that include standard outsourcing client-directed engagements, managed delivery and transformational engagements.  It appears that you have software platforms and product such as iviLink and Horizon, and multiple element arrangements that include software solutions and services and various non-software service offerings as well as multiple mission-critical engagements.  Based on your disclosures it is not clear how your accounting for these arrangements complies with ASC 605-25 and ASC 985-605.  Please advise and revise your accounting policies accordingly.

Response:

The Company believes that its arrangements with customers involve only one deliverable, which is the service provided to its customers. IviLink, as well as other software platforms mentioned in the Registration Statement, is an open-source platform that the Company uses as a tool and technology in the development of customised solutions when it provides services to its clients. Therefore, the Company does not believe that the guidance in ASC 605-25 related to multiple-element arrangements or in ASC 985-605 related to software revenue recognition, significantly affects its revenue recognition policies.

The Horizon software product is planned to be distributed as a software solution along with  related customization services, and is likely to trigger the use the accounting guidance in both

ASC 605-25 and ASC 985-605. However, the Company has not yet generated any revenues from this product as of December 31, 2012, and therefore does not believe the disclosure is necessary in the financial statements submitted in the Registration Statement.

32.                               To the extent you have any contingent or incentive revenues, warranty or cancellation terms in your contracts please revise your disclosures to address the related accounting policies.

Response:

The Company did not have any contingent or incentive revenues in the years ended March 31, 2012 and 2011 and in the nine months ended December 31, 2012 and 2011.

In the majority of cases, contracts with the Company’s clients do not provide for a warranty. In a few client contracts, the Company warranted that the technology solutions it developed for its clients would operate in accordance with the project specifications without defects for a specified warranty period. In the event that defects that the Company is held responsible for are discovered during the warranty period, the Company is obligated to remedy the defects. However, the Company is not contractually obligated to refund its clients any of the fees paid during this period. The Company generally provides in its contracts for testing and client acceptance procedures that are designed to mitigate the likelihood of warranty-related claims, although there can be no assurance that such procedures will be effective for each project. The Company has never incurred any material amounts with respect to the warranties for its solutions. Based on the above, the Company does not provide for or defer revenue related to warranty provisions in its client contracts. The Company has revised page F-14-F-15 to include the warranty disclosure described herein.

The cancellation terms of the Company’s contracts are typically those that the Company believes to be customary in the industry. The Company’s contracts do not contain covenants that obligate the Company to provide its clients with any refunds of fees paid for delivered services. In the past, the Company has not experienced any significant contract cancellations, or made related cancellation refunds.

33.                               Please revise to include disclosures of the components of income from continuing operations before income taxes as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

Response:

The Company has revised Note 10 of its financial statements in response to the Staff’s comment.

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Please do not hesitate to contact Joshua Kiernan at +44 (20) 7532-1408 or Patrick Rosenthal at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP